UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 _______
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 13)
_______

ValueVision Media, Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of class of securities)

92047K-10-7
(CUSIP Number)

Frank Ertl Senior Managing Director, Chief Financial Officer and Treasurer GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851 (203) 229-5000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 16, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

CUSIP No. 92047K-10-7		13D	Page 2

1		NAME OF REPORTING PERSONS	GE Capital Equity Investments, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	5,339,500 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	5,339,500 (see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,339,500 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.7% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92047K-10-7		13D	Page 3

1		NAME OF REPORTING PERSON:	NBC Universal, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	6,481,681 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	6,481,681 (see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 6,481,681 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 19.3% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92047K-10-7		13D	Page 4

1		NAME OF REPORTING PERSON:	General Electric Capital Corporation

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	5,339,500 (see Item 5)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0 (see Item 5)
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	5,339,500 (see Item 5)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0 (see Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 5,339,500 (see Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 13.7% (see Item 5)
14		TYPE OF REPORTING PERSON:	CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92047K-10-7		13D	Page 5

1		NAME OF REPORTING PERSON:	General Electric Capital Services, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Capital Services, Inc.
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92047K-10-7		13D	Page 6

1		NAME OF REPORTING PERSON:	General Electric Company

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	☒
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by General Electric Company
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 92047K-10-7		13D	Page 7

1		NAME OF REPORTING PERSON:	National Broadcasting Company Holdings, Inc.

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:	(a) [_] (b) ☒
3		SEC USE ONLY
4	SOURCE OF FUNDS:	Not applicable
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):	[_]
6		CITIZENSHIP OR PLACE OF ORGANIZATION:	Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER:	Disclaimed (see 11 below)
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER:	0
EACH REPORTING	9	SOLE DISPOSITIVE POWER:	Disclaimed (see 11 below)
PERSON WITH	10	SHARED DISPOSITIVE POWER:	0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: Beneficial ownership of all shares disclaimed by National Broadcasting Company Holdings, Inc.
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:	[_]
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): Not applicable (see 11 above)
14		TYPE OF REPORTING PERSON:	CO

SEE INSTRUCTIONS BEFORE FILLING OUT!

This Amendment No. 13 amends the Schedule 13D filed April 26, 1999, as amended (the “Schedule 13D”), and is filed by GE Capital Equity Investments, Inc. (“GECEI”), NBC Universal, Inc. (formerly known as National Broadcasting Company, Inc.) (“NBC”), General Electric Capital Corporation (“GE Capital”), General Electric Capital Services, Inc. (“GECS”), General Electric Company (“GE”), and National Broadcasting Company Holding, Inc. (“NBC Holding”) (each a “Reporting Person” and collectively the “Reporting Persons”), with respect to the common stock, $0.01 par value per share (the “Common Stock”), of ValueVision Media, Inc. (the “Company”). Capitalized terms used herein but not defined shall have the meaning attributed to them in the Schedule 13D.

Item 2.	Identity and Background.

Item 2 is supplemented as follows:

GECEI’s principal executive office is located at 201 Merritt 7, Norwalk, Connecticut 06851. The principal executive offices of GE Capital and GECS are located at 901 Main Avenue, Norwalk, Connecticut 06851.

As of November 17, 2008, the name, business address, present principal occupation or employment, and citizenship of each director and executive officer of GECEI, NBC, GE Capital, GECS, GE and NBC Holding, are set forth on Schedules A, B, C, D, E and F respectively, attached hereto.

During the last five years, to the best of the Reporting Persons’ knowledge, none of their directors or executive officers, has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

This Amendment No. 13 is being filed while the Reporting Persons are in the process of verifying information required herein from their respective directors and executive officers. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 4.	Purpose of Transaction.

Item 4 is supplemented as follows:

In 2007, as previously disclosed, NBC exercised its right to have 6,452,194 shares of Common Stock it owns registered for sale pursuant to a registration statement to be filed with the Securities and Exchange Commission by the Company pursuant to the terms of the Registration Rights Agreement with the Company, dated as of April 15, 1999. Subsequently, the Company and NBC mutually agreed not to pursue the registration of the shares at that time and that such abandoned registration request would not reduce the number of demand rights available to NBC under the Registration Rights Agreement.

On September 11, 2008, the Company’s board of directors publicly announced that it had appointed a special committee of independent directors to review strategic alternatives to maximize stockholder value. NBC and GECEI are evaluating how they might participate in this process.

Any Reporting Person may seek to acquire additional shares of Common Stock through conversion of preferred stock or the exercise of warrants it owns. In addition, subject to the terms of the Shareholder Agreement, any Reporting Person may also seek, including as part of a process established by the Company’s special committee, to (a) acquire additional shares of Common Stock or other securities of the Company through open market purchases, privately negotiated transactions, a public tender offer, a merger, reorganization or comparable transaction or otherwise, (b) exchange or modify the terms of its securities or (c) acquire a material amount of the assets of the Company.

Any Reporting Person may dispose of some or all of its interest in the securities of the Company owned by it or acquired pursuant to the conversion of preferred stock or exercise of warrants, in the open market, in privately negotiated transactions with third parties, through a public offering upon exercise of the registration rights, or otherwise, including as part of a process established by the Company’s special committee, depending on the course of action such Reporting Person pursues, market conditions and other factors.

Although the foregoing represents the range of activities presently contemplated by the Reporting Persons with respect to the Company, the possible activities of the Reporting Persons are subject to change at any time.

Item 5.	Interest in Securities of the Issuer.

(a)       The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Amendment No. 13 are incorporated herein by reference. As of November 17, 2008, (X) GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) had sole beneficial ownership of an aggregate of 5,339,500 shares of Common Stock issuable upon the conversion of 5,339,500 shares of outstanding Preferred Stock and (Y) NBC had sole beneficial ownership of an aggregate of 6,481,681 shares of Common Stock composed of (i) 6,452,194 shares of outstanding Common Stock and (ii) 29,487 shares of Common Stock issuable upon exercise of the New Performance Warrant.

Accordingly, as of November 17, 2008, GECEI and GE Capital (by virtue of its ownership of all of the common stock of GECEI) beneficially owned in the aggregate 5,339,500 shares of Common Stock, and NBC beneficially owned in the aggregate 6,481,681 shares of Common Stock, representing approximately 13.7% and 19.3%, respectively, of the shares of Common stock outstanding determined in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act (based on the number of shares outstanding as of September 8, 2008, as reported in the Company’s Form 10-Q for the quarterly period ended August 2, 2008 and filed on September 11, 2008 (33,582,834 shares), plus the shares issuable to the relevant Reporting Person upon conversion and/or exercise of the preferred stock and/or warrants described above). GECEI, GE Capital (by virtue of its ownership of all of the common stock of GECEI) and NBC beneficially owned in the aggregate 11,821,181 shares of Common Stock, representing approximately 30.3% of the shares of Common stock outstanding, determined as described above, as of November 17, 2008.

Except as disclosed in this Item 5(a), none of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, beneficially owns any shares of Common Stock.

(b)       The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Amendment No. 13 and (ii) Item 5(a) hereof are incorporated herein by reference. NBC and GECEI, as a consequence of being affiliated, may from time to time consult with each other regarding the securities of the Company.

Except as disclosed in this Item 5(b), none of the Reporting Persons, nor to the best of their knowledge, any of their directors or executive officers, presently has the power to vote or direct the vote or to dispose or direct the disposition of any of the shares of Common Stock which they may be deemed to beneficially own.

(c)       None of the Reporting Persons, nor, to the best of their knowledge, any of their directors or executive officers, has effected any transaction in the Common Stock during the past 60 days, except that on November 11, 2008, New Performance Warrants in respect of 7,371 shares of Common Stock expired and on November 16, 2008, Branding Warrants in respect of 2,000,000 shares of Common Stock expired. Also, on November 11, 2007, New Performance Warrants in respect of 7,372 shares of Common Stock became exercisable, and on November 16, 2007, Branding Warrants in respect of 2,000,000 shares of Common Stock expired.

(d)	Not applicable.
(e)	Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 30	Power of Attorney (General Electric Capital Corporation).

Exhibit 31	Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 32	Power of Attorney (General Electric Company).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 17, 2008

GE CAPITAL EQUITY INVESTMENTS, INC.

By:	/s/ Frank Ertl
Name:	Frank Ertl
Title:	Senior Managing Director

GENERAL ELECTRIC CAPITAL CORPORATION

By:	/s/ Frank Ertl
Name:	Frank Ertl
Title:	Attorney-in-fact

GENERAL ELECTRIC CAPITAL SERVICES, INC.

By:	/s/ Frank Ertl
Name:	Frank Ertl
Title:	Attorney-in-fact

GENERAL ELECTRIC COMPANY

By:	/s/ Frank Ertl
Name:	Frank Ertl
Title:	Attorney-in-fact

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:	/s/ Lynn Calpeter
Name:	Lynn Calpeter
Title:	Vice President and Assistant Secretary

NBC UNIVERSAL, INC.

By:	/s/ Lynn Calpeter
Name:	Lynn Calpeter
Title:	Executive Vice President, Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit 30	Power of Attorney (General Electric Capital Corporation).

Exhibit 31	Power of Attorney (General Electric Capital Services, Inc.).

Exhibit 32	Power of Attorney (General Electric Company).

SCHEDULE A

GE CAPITAL EQUITY INVESTMENTS, INC.

DIRECTOR

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Ronald J. Herman, Jr.	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President, GE Capital Equity Investments, Inc.

Citizenship:

U.S.A.

GE CAPITAL EQUITY INVESTMENTS, INC.

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Ronald J. Herman, Jr.	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	President, GE Capital Equity Investments, Inc.
Gustavo Arnaiz	GE Capital Equity Investments, Inc. Ing. Butty 240 Piso 11 Buenos Aires C1001AFB Argentina	Senior Vice President, GE Capital Equity Investments, Inc.
Sherwood Dodge	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	Senior Managing Director, GE Capital Equity Investments, Inc.
Frank Ertl	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	Senior Managing Director, Chief Financial Officer and Treasurer, GE Capital Equity Investments, Inc.
Michael S. Fisher	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	Senior Managing Director

A-1

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Karen Rode	GE Capital Equity Investments, Inc. 201 Merritt 7 Norwalk, CT 06851	Senior Managing Director

Citizenship:

Gustavo Arnaiz – Argentina

All others - U.S.A.

A-2

SCHEDULE B

NBC UNIVERSAL, INC.

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Lynn Calpeter	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President, Chief Financial Officer and Treasurer, NBC Universal, Inc.
Philippe Capron	Vivendi Universal S.A. 42 Avenue de Friedland 75380 Paris Cedex, 08 France	Chief Financial Officer, Vivendi Universal S.A.
Duncan Ebersol	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Chairman, NBCU Sports & Olympics, NBC Universal, Inc.
John Eck	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, NBC Network & Media Works, NBC Universal, Inc.
Jean-René Fourtou	Vivendi Universal S.A. 42 Avenue de Friedland 75380 Paris Cedex, 08 France	Chairman, Chief Executive Officer, and Director, Vivendi Universal S.A.
Jeff Gaspin	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President and Chief Operating Officer, Universal Television Group, NBC Universal, Inc.
Bonnie Hammer	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, Cable Entertainment and Cable Studios, NBC Universal, Inc.
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company; Chairman of the Board, NBC Universal, Inc.
Jean-Bernard Levy	Vivendi Universal S.A. 42 Avenue de Friedland 75380 Paris Cedex, 08 France	Chief Operating Officer, Vivendi Universal S.A.

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Salil Mehta	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, NBCU Business Operations, Strategy and Development, NBC Universal, Inc.
Ron Meyer	Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	President, Chief Operating Officer, and Director, Universal Studios, Inc. and Vivendi Universal Entertainment LLLP
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman and Chief Financial Officer, General Electric Company
Marc Shmuger	Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	Chairman, Universal Pictures
Thomas L. Williams	Universal Studios Florida 1000 Universal Studios Plaza Orlando, FL 32819	Chairman and Chief Executive Officer, Universal Parks & Resorts Group
Jeffrey A. Zucker	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President and Chief Executive Officer, NBC Universal, Inc.

Citizenship:

Philippe Capron - France

Jean- René Fourtou - France

Jean-Bernard Levy - France

All others - U.S.A.

NBC UNIVERSAL, INC.

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company; Chairman of the Board, NBC Universal, Inc.
Jeffrey A. Zucker	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President and Chief Executive Officer, NBC Universal, Inc.
Lynn Calpeter	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President, Chief Financial Officer and Treasurer, NBC Universal, Inc.
Marc Chini	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President – Human Resources, NBC Universal, Inc.
Richard Cotton	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President and General Counsel, NBC Universal, Inc.
Duncan Ebersol	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Chairman, NBCU Sports & Olympics, NBC Universal, Inc.
John W. Eck	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, NBC Network & Media Works, NBC Universal, Inc.
Jeff Gaspin	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President and Chief Operating Officer, Universal Television Group, NBC Universal, Inc.
David Linde	Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	Co-Chairman, Universal Pictures
Salil Mehta	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, NBCU Business Operations, Strategy and Development, NBC Universal, Inc.

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Ron Meyer	Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	President, Chief Operating Officer, and Director, Universal Studios, Inc. and Vivendi Universal Entertainment LLLP
Cory Shields	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President – Corporate Communications, NBC Universal, Inc.
Marc Shmuger	Universal Studios, Inc. 100 Universal City Plaza Universal City, CA 91608	Chairman, Universal Pictures
Peter J. Smith	76 Oxford Street Oxford House London, England W1D 1BS	President, NBCU International, NBC Universal, Inc.
John Wallace	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	President, NBC Owned & Operated Television Stations, NBC Universal, Inc.
Thomas L. Williams	Universal Studios Florida 1000 Universal Studios Plaza Orlando, FL 32819	Chairman and Chief Executive Officer, Universal Parks & Resorts Group

Citizenship:

Peter J. Smith – United Kingdom

All others - U.S.A.

SCHEDULE C

GENERAL ELECTRIC CAPITAL CORPORATION

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer – GE Commercial Finance
William H. Cary	GE Money 6 Agar Street London WC2N – GB	President and CEO GE Money
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation – General Electric Capital Corporation
James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management – GE Corporate
Pamela Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Corporate Business Development – General Electric Company
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Company
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman and Chief Executive Officer, General Electric Company
James W.Ireland	GE Asset Management 3003 Summer Street Stamford, CT 06904	President and CEO – GE Asset Management
John Krenicki, Jr.	GE – Infrastructure – Energy 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman, President and CEO GE Infrastructure - Energy
Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer – GE Commercial Finance

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Ronald R. Pressman	GE Real Estate 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer – GE Real Estate
Deborah M. Reif	GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927	President and Chief Executive Officer, Equipment Services – GE Commercial Finance
John G. Rice	GE Infrastructure 4200 Wildwood Parkway Atlanta, GA 30339	President and Chief Executive Officer – GE Infrastructure
John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Senior Tax Counsel – General Electric Company
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice president, Finance and Chief Financial Officer – General Electric Company

Citizenship:

All U.S.A.

GENERAL ELECTRIC CAPITAL CORPORATION

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chief Executive Officer
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chief Financial Officer
Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chairman of the Board and President
William H. Cary	GE Money 6 Agar Street London WC2N – GB	President
Deborah M. Reif	GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927	Executive Vice President
Ronald R.Presseman	GE Real Estate 901 Main Avenue Norwalk, CT 06851	Executive Vice President
Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Senior Vice President, Finance
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation
James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management
Richard D’Avino	General Electric Capital Corporation 120 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jamie Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Controller and Chief Accounting Officer
Craig T. Beazer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, General Counsel and Secretary

Citizenship:

All U.S.A.

SCHEDULE D

GENERAL ELECTRIC CAPITAL SERVICES, INC.

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer – GE Commercial Finance
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation – General Electric Capital Corporation
James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management – GE Corporate
Pamela Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President - Corporate Business Development – General Electric Company
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel – General Electric Company
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman and Chief Executive Officer, General Electric Company
Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	President and Chief Executive Officer – GE Commercial Finance
William H. Cary	GE Money 6 Agar Street London WC2N – GB	President
Ronald R. Pressman	GE Real Estate 901 Main Avenue Norwalk, CT 06851	Executive Vice President
Deborah M. Reif	GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927	President and Chief Executive Officer, Equipment Services – GE Commercial Finance

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
John G. Rice	GE Infrastructure 4200 Wildwood Parkway Atlanta, GA 30339	President and Chief Executive Officer – GE Infrastructure
John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Senior Tax Counsel – General Electric Company
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice president, Finance and Chief Financial Officer – General Electric Company
James W. Ireland	GE Asset Management 3003 Summer Street Stamford, CT 06904	President and CEO – GE Asset Management
John Krenicki, Jr.	GE – Infrastructure – Energy 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman, President and CEO GE Infrastructure - Energy

Citizenship:

All U.S.A.

GENERAL ELECTRIC CAPITAL SERVICES, INC.

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chief Executive Officer
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chief Financial Officer
Michael A. Neal	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chairman of the Board and President
William H. Cary	GE Money 6 Agar Street London WC2N – GB	President
Deborah M. Reif	GE Commercial Finance 120 Long Ridge Road Stamford, CT 06927	Executive Vice President
Jeffrey S. Bornstein	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Senior Vice President, Finance
Dennis Murray	GE Commercial Finance 901 Main Avenue Norwalk, CT 06851	Chief Financial Officer
Maive F. Scully	GE Money 777 Long Ridge Road Stamford, CT 06902	Chief Financial Officer
Kathryn A. Cassidy	General Electric Capital Corporation 201 High Ridge Road Stamford, CT 06927	Senior Vice President, Corporate Treasury and Global Funding Operation
James A. Colica	General Electric Capital Corporation 260 Long Ridge Road Stamford, CT 06927	Senior Vice President, Global Risk Management
Richard D’Avino	General Electric Capital Corporation 120 Long Ridge Road Stamford, CT 06927	Senior Vice President, Taxes

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jamie Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Controller and Chief Accounting Officer
Craig T. Beazer	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, General Counsel and Secretary

Citizenship:

All U.S.A.

SCHEDULE E

GENERAL ELECTRIC COMPANY

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
James I. Cash, Jr.	c/o Greylock Partners 880 Winter Street – Suite 300 Waltham, MA 02451	Former Professor of Business Administration-Graduate School of Business Administration, Harvard University
Sir William M. Castell	The Welcome Trust 215 Euston Road London NW1 2BE United Kingdom	Chairman, The Welcome Trust
Ann M. Fudge	Young & Rubicam Brands 285 Madison Avenue New York, New York 10017	Former Chairman of the Board and Chief Executive Officer, Young & Rubicam Brands (global marketing communications network)
Claudio X. Gonzalez	Kimberly-Clark de Mexico, S.A. de C.V. Jose Luis Lagrange 103, Tercero Piso Colonia Los Morales Mexico, D.F. 11510, Mexico	Chairman of the Board and Chief Executive Officer, Kimberly-Clark de Mexico, S.A. de C.V. (consumer products)
Susan Hockfield	Massachusetts Institute of Technology 77 Massachusetts Avenue Building 3-208 Cambridge, MA 02139	President, Massachusetts Institute of Technology
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company
Andrea Jung	Avon Products, Inc. 1345 Avenue of the Americas New York, New York 10105	Chairman of the Board and Chief Executive Officer, Avon Products, Inc. (cosmetics)

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Alan G. Lafley	The Procter & Gamble Company 1 Procter & Gamble Plaza Cincinnati, OH 45202-3315	Chairman of the Board, President and Chief Executive, The Procter & Gamble Company (personal and household products)
Robert W. Lane	Deere & Company One John Deere Place Moline, Illinois 61265	Chairman of the Board and Chief Executive Officer, Deere & Company (agricultural and forestry equipment)
Ralph S. Larsen	Johnson & Johnson 100 Albany Street Suite 200 New Brunswick, NJ 08901	Former Chairman of the Board and Chief Executive Officer, Johnson & Johnson (pharmaceutical, medical and consumer products)
Rochelle B. Lazarus	Ogilvy & Mather Worldwide 309 West 49th Street New York, NY 10019-7316	Chairman of the Board and Chief Executive Officer, Ogilvy & Mather Worldwide (advertising)
J. J. Mulva	ConocoPhillips 600 North Dairy Ashford Road, Houston, Texas 77079	Chairman and Chief Executive Officer
Sam Nunn	Sam Nunn School of International Affairs Georgia Institute of Technology 781 Marietta Street, NW Atlanta, Georgia 30318	Co-Chairman and Chief Executive Officer, Nuclear Threat Initiative
Roger S. Penske	Penske Corporation 2555 Telegraph Road Bloomfield Hills, MI 48302-0954	Chairman of the Board and President, Penske Corporation (transportation and automotive services)
Robert J. Swieringa	S.C. Johnson Graduate School Cornell University 207 Sage Hall Ithaca, NY 14853-6201	Anne and Elmer Lindseth Dean and Professor of Accounting, S.C. Johnson Graduate School of Management, Cornell University
Douglas A. Warner III	J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York 270 Park Avenue New York, NY 10154	Former Chairman of the Board, J.P. Morgan Chase & Co., The Chase Manhattan Bank and Morgan Guaranty Trust Co. of New York (investment banking)

Citizenship:

Sir William M. Castell – United Kingdom

Claudio X. Gonzalez – Mexico

Andrea Jung – Canada

All others – U.S.A.

GENERAL ELECTRIC COMPANY

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Jeffrey R. Immelt	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Chairman of the Board and Chief Executive Officer, General Electric Company
Kathryn A. Cassidy	General Electric Company 201 High Ridge Road Stamford, CT 06905-3417	Vice President and GE Treasurer
Pamela Daley	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President – Corporate Business Development
Brackett B. Denniston III	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President and General Counsel
J. Krenicki	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice Chairman of General Electric Company; President & CEO, GE Energy Infrastructure
John F. Lynch	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President – Human Resources
J. S. Miller	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, Comptroller & Chief Accounting Officer
Michael A. Neal	General Electric Company 260 Long Ridge Road Stamford, CT 06927	Vice Chairman, General Electric Company; President and Chief Executive Officer, GE Capital Services

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
John G. Rice	General Electric Company 4200 Wildwood Parkway Atlanta, GA 30339	Vice Chairman, General Electric Company; President and Chief Executive Officer, GE Infrastructure
Keith S. Sherin	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Senior Vice President – Finance and Chief Financial Officer

Citizenship:

All U.S.A.

SCHEDULE F

NATIONAL BROADCASTING COMPANY HOLDING, INC.

DIRECTORS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Mark J. Krakowiak	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President, General Electric Company
John M. Samuels	General Electric Company 3135 Easton Turnpike Fairfield, CT 06828	Vice President and Senior Tax Counsel, General Electric Company

Citizenship:

All U.S.A.

F-1

NATIONAL BROADCASTING COMPANY HOLDING, INC.

EXECUTIVE OFFICERS

NAME	PRESENT BUSINESS ADDRESS	PRINCIPAL OCCUPATION
Lynn Calpeter	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President,Chief Financial Officer and Treasurer, NBC Universal, Inc.
Richard Cotton	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President and General Counsel, NBC Universal, Inc.
Todd Davis	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President & Senior Tax Counsel, NBC Universal, Inc.
Jennifer Dawn Mayhew	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Vice President Finance, State and Local Tax Counsel, NBC Universal, Inc.
Brian O’Leary	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Senior Vice President, Tax Counsel, NBC Universal, Inc.
Charles W. Fournier	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Senior Vice President, Employment Law, NBC Universal, Inc.
W. Scott Seeley	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Senior Vice President, Corporate Transactions Law, NBC Universal, Inc.
Susan Weiner	NBC Universal, Inc. 30 Rockefeller Plaza New York, NY 10112	Executive Vice President and Deputy General Counsel, NBC Universal, Inc

Citizenship:

All U.S.A.

F-2